SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
         and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. __)

                                  VIZACOM INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92855E 10 2
                                 (CUSIP Number)

                                 March 27, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed.

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   92855E 10 2                      13G               Page 2 of 6 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

       Vincent DiSpigno
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2.   Check the Appropriate Box if a Member of a Group*
       (a)  [  ]
       (b)  [  ]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     U.S.A.
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Number of Shares Beneficially Owned by Each Reporting Person With

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5.   Sole Voting Power                   850,019
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6.   Shared Voting Power                0
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7.   Sole Dispositive Power            850,019
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8.   Shared Dispositive Power         0
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9.   Aggregate Amount Beneficially  Owned by Each Reporting Person

                         850,019
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10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
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11.  Percent of Class Represented By Amount in Row 9

                         7.1%*
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12.  Type of Reporting Person

                         IN

* Based upon information provided by the issuer that there are currently 11,874,700 shares of common stock, par value $.001 per share, of Vizacom Inc. outstanding as of March 30, 2000.

Item 1(a)   Name of Issuer:

               Vizacom Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

               Glenpointe Centre East
               300 Frank W. Burr Boulevard
               Teaneck, New Jersey 07666

Item 2(a)   Name of Person Filing:

               Vincent DiSpigno


Item 2(b)   Address of Principal Business Office or, if none, Residence:

            3512 Veterans Memorial Highway
            Bohemia, New York 11716


Item 2(c)   Citizenship:

            U.S.A.


Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.001 per share ("Common Stock")

Item 2(e)   CUSIP Number

               92855E 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) , check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance  company as defined in Section  3(a)(19) of the
                Exchange Act.

            (d) [ ] Investment  company  registered under Section 8 of the
                Investment Company Act.

            (e) [ ] An  investment  adviser  in  accordance  with Rule
                13d-1(b)(1)(ii)(E).

            (f) [ ] An  employee  benefit  plan or  endowment fund in accordance with Rule13d- 1(b)(1)(ii)(F).

            (g) [ ] A parent  holding  company or  control  person in accordance with Rule13d- 1(b)(1)(ii)(G).

            (h) [ ] A savings  association  as defined in Section 3(b) of the
                Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

Item 4.     Ownership.

               (a)  Amount Beneficially Owned:    850,019 (1)

               (b)  Percent of Class:             7.1%

               (c) Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote:    850,019 (1)

                    (ii) Shared power to vote or to direct vote:     0

                    (iii) Sole power to dispose or to direct the disposition
                    of:                                              850,019 (1)

                    (iv) Shared power to dispose or to direct the disposition
                     of:                                             0

-------------------

     (1) Includes 83,769 shares of Common Stock issuable upon conversion of a convertible note and 31,250 shares of Common Stock underlying stock options exercisable within 60 days. Does not include (i) shares of Common Stock issuable, the number of which is determined by formula, pursuant to
     Section 1.12 of an Agreement and Plan of Merger, dated February 28, 2000, among Vizacom Inc., Vincent DiSpigno and certain other parties, in the event that the closing price of the Common Stock of Vizacom Inc. for any 30 consecutive trading day period within 365 days after March 27, 2000 is below $1.00 per share or (ii) an aggregate of 93,750 shares of Common Stock underlying stock options, 31,250 of which vest on each of March 27, 2001, 2002 and 2003.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        April 4, 2000
                                             -----------------------------------
                                                           (Date)


                                                     /s/ Vincent DiSpigno
                                             -----------------------------------
                                                        (Signature)


                                                       Vincent DiSpigno
                                             -----------------------------------
                                                        (Name/Title)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).